[HEIDRICK & STRUGGLES LETTERHEAD]

August 22, 2011

VIA EDGAR

Kevin Woody

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Jennifer Monick

Staff Accountant

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Heidrick and Struggles International, Inc.

Form 10-K for the year ended December 31, 2010

  Filed March 16, 2011

    File No. 000-25837

Dear Mr. Woody and Ms. Monick:

On August 10, 2011, Heidrick and Struggles International, Inc. (the “Company”) received your facsimile regarding your review of the Company’s Form 10-K for the year ended December 31, 2010.

The following is our response to the comments raised in connection with your review. Our responses have been numbered to correspond to the numbered comments contained in your letter and we have reproduced the full text of your comments in italics above them. Please note that supplemental information provided in our response shall not be deemed filed with the Securities and Exchange Commission (the “SEC”).

Form 10-K for the year ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview

2011 Outlook, page 19

1.	Please tell us how your forecast of 2011 net revenue and operating margin complies with Item 10(b) of Regulation S-K.

Response:

In preparing the 2011 net revenue and operating margin guidance, the Company’s management developed a general view regarding the growth of the Company based on its review of publicly available economic data, industry trends, and market conditions. Management considered these factors in light of the Company’s historical financial performance and management’s experience and then used its judgment in formulating the forecast. The Company includes its forecast in its quarterly reports on Form 10-Q and updates its forecast when facts and circumstances change which impact the original estimates.

Although Item 10(b)(2) highlights certain financial items that the Commission considers to be of importance to investors (i.e., revenues, net income (loss) and earnings (loss) per share), these guidelines do not require registrants to provide projections on any particular financial item; rather, they caution management to give careful consideration to assure that the financial items being projected are not susceptible of misleading inferences through selective projection of only favorable items. The growth of the Company is primarily driven by net revenue growth and operating margin (which is Operating Income divided by Net Revenue). They are the key metrics that the Company uses to evaluate its business. The Company also believes that investors consider net revenue and operating margin to be the key metrics of the Company’s financial performance. As such, the Company has consistently provided related projections of these items in its annual and quarterly reports. Additionally, due to the fact that the Company’s quarterly and full-year tax rate estimates can be significantly impacted by country-level results and can vary significantly by reporting period, management believes that operating margin best reflects the Company’s true operating performance, and, therefore, is the most appropriate measure for providing external guidance. Accordingly, we believe our disclosure of projected net revenues and operating margin has a reasonable basis, is not misleading and provides information on the most meaningful measures of the Company’s outlook.

Finally, the Company believes that the disclosure contained in the Company’s Form 10-K provides sufficient information regarding the key factors that drive the financial results of the Company. In order to clarify for investors the key factors and assumptions that are most significant to the Company’s projections of its financial results, the Company proposes to enhance its discussion in the Outlook section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings, similar to the following (the following is based on the disclosure contained on page 19 of the 2010 Form 10-K, with our proposed changes to future filings marked):

2011 Outlook

We are currently forecasting 2011 net revenue of between $515 million and $545 million and an operating margin (defined as operating income divided by net revenue) of between 6 and 10 percent, for the year ending December 31, 2011. Our forecast assumes gradual improvement in the global economic climate and is prepared on a constant currency basis.

Financial Statements

Notes to Consolidated Financial Statements

1. Basis of Presentation, page 42

2.	We note your adjustment to correct an error. Please tell us how the Company determined this adjustment was not material for each of the reporting periods effected. Within your response, please ensure that you address the quarterly reporting periods as well and the annual reporting periods.

Response:

On page 42, the Company disclosed that the consolidated financial statements include an adjustment to correct an error identified during 2010. The Company recorded a cumulative adjustment of $1.1 million which increased other non-operating expense related to its non-controlling interest in its operations in China. In assessing the materiality of this adjustment for each of the prior quarterly and annual reporting periods effected, the Company performed an assessment which considered both the quantitative and qualitative aspects of the adjustment. The following provides an overview of the Company’s assessment.

Quantitative assessment:

	Adjustment in (000)’s	Reported Net Income in (000)’s	Adjustment as % of Net Income
2007
Q1	$(70)	$10,076	-0.7%
Q2	(44)	21,019	-0.2%
Q3	(123)	16,132	-0.8%
Q4	32	9,236	0.3%

Total	(205)	56,463	-0.4%

2008
Q1	(63)	7,068	-0.9%
Q2	(150)	12,744	-1.2%
Q3	(158)	13,979	-1.1%
Q4	(5)	5,283	-0.1%

Total	(376)	39,074	-1.0%

2009
Q1	(82)	(18,927)	0.4%
Q2	(67)	(15,767)	0.4%
Q3	(91)	4,408	-2.1%
Q4	(169)	9,378	-1.8%

Total	(409)	(20,908)	2.0%

2010
Q1	(53)	(1,546)	3.4%

Cumulative through 3/31/2010	$(1,043)

Impact of Correcting in Q2 2010:

	Adjustment in (000)’s	Reported Net Income in (000)’s	Adjustment as % of Net Income
6/30/10 QTD	(1,043)	2,672	-39.0%

6/30/10 YTD	(990)	1,126	-87.9%

Based on the quantitative assessment the Company concluded that the adjustment was not material to any of the prior quarterly or annual reporting periods effected. The Company considered both the iron curtain and the rollover methodologies as required under SAB Topic 1N and in doing so took this adjustment into account along with other uncorrected differences identified by management. Additionally, the Company concluded that while the percentage impact of correcting its non-controlling interest in the second quarter of 2010 is a significant percentage of net income, based on the qualitative factors listed below, the Company does not believe the adjustment to have a material impact on the June 30, 2010 quarterly or year-to-date results.

Qualitative assessment:

The Company assessed the qualitative aspects of the adjustment and concluded the adjustment was not material for the following reasons:

•

While the correction impacts reported net income and earnings per share, the Company does not believe that its financial statement users put significant value in earnings per share results. The adjustment did not enhance the Company’s results in the period of the correction. The Company believes that its stock has not historically traded based on net earnings per share results, but rather is more closely aligned with the Company’s net revenue, operating income and related operating margin as these items provide a better indication of the operational performance of the Company’s core business. The adjustment had no impact on these financial items and measures.

•

The impact of the adjustment does not affect a financial statement item that is significant to the Company’s financial statement users, and the Company’s annual incentive compensation is not impacted by the Other, net line item in Non-operating income (expense). In addition, as the Company does not have any debt there was no loan covenant impact. The Other, net line item in Non-operating income (expense) is not considered to be a significant financial statement item to the Company’s investors. Finally, this line item historically has a significant level of volatility due to factors that are outside of the Company’s control (i.e. exchange rate fluctuations).

In connection with the Company’s responses to the comments above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing is responsive to your comments. Should you have any questions or comments relating to any of the foregoing, please feel free to contact me at (312) 496-1200.

Sincerely,

/s/ Richard W. Pehlke

Richard W. Pehlke

Executive Vice President and Chief Financial Officer